EXHIBIT 99.1

Stantec selected to design new STEM building for University of North Texas at Dallas

The flexible learning and research space will support the rising demand for hands-on education and training

EDMONTON, Alberta and DALLAS, Sept. 29, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design, has been selected to provide integrated design services for the new 122,000-square-foot Science, Technology, Engineering, and Math (STEM) building at the University of North Texas at Dallas (UNTD). The latest addition to the Dallas campus will reflect the logic, rigor, efficiency, and optimism of scientific learning through an innovative design that is clearly and functionally organized. The groundbreaking ceremony will take place Friday, September 29.

The US$79 million, four-story STEM building will house instructional spaces including general purpose “high-flex” classrooms, instructional labs, research space, and wet labs that adapt to facilitate various classes including biology and chemistry disciplines. Support areas will include an instrumentation room, cold room, and dark-enabled room to conduct research and store materials in optimal conditions. In addition, a café, pre-function area, and 200-250 seat classroom/meeting space is situated on the ground level, with a variety of collaboration spaces throughout the building.

Empowering community through education
UNTD’s state-of-the-art facility will improve the lives of students and their families by recruiting, training, and employing a more diverse workforce. Through STEM education, UNTD will create upward mobility to a community of learners and first-generation college students by encouraging curiosity and engagement in the sciences.

In addition, Stantec is collaborating with HarrisonKornberg Architects, a minority-owned firm certified as a historically underutilized business, as well as with local educational and community institutions to encourage employment opportunities and internships, provide new technology for training, and prepare students for science careers.

Design through sustainability and wellness
With a direct tie to the natural beauty of the campus, the STEM building will be surrounded by meaningful outdoor spaces and provide views of a courtyard, promenade, and amphitheater. Exterior gathering areas will promote water conservation through native, drought-resistant, and indigenous plantings that direct rainwater to a natural creek bed.

The interior design focuses on occupant well-being by embracing biophilia as a connection to nature through highly filtered clean air, locally sourced materials, and natural daylight and views. Building efficiency will be achieved through smart control systems and physical mobility is encouraged through easy access to stairwells.

Creating spaces for STEM
Stantec has steadily helped clients across North America respond to evolving academic and STEM learning, with related projects such as: Yale University Science Building; The University of Texas at Dallas Sciences Building; University of Lethbridge Science Commons (with KPMB Architects); West Chester University Sciences & Engineering Center; Central Michigan University Biosciences Building; Texas A&M University – Corpus Christi Engineering & Life Sciences Research Building; and The University of Texas at Permian Basin School of Engineering Building.

Stantec is ranked as a top 10 design firm by Engineering News Record and Architectural Record and ranked the #1 A/E firm by Building Design + Construction for 10 consecutive years. Learn more about how Stantec designs for the future generation of learners here.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Stantec Investor Relations Contact
Jess Nieukerk
Vice President, Investor Relations
Ph: (403) 569-5389
ir@stantec.com

Design with community in mind